Exhibit 99.1

Expected Modified “Dutch Auction” Tender Offer:

Frequently Asked Questions (“FAQs”)

Monogram Residential Trust, Inc. (which is referred to herein as “we,” “us”, “our” or “Monogram”) previously disclosed in a Form 8-K and a Schedule TO-C filed with the Securities and Exchange Commission (“SEC”) on November 10, 2014 that Monogram expected to commence a modified “Dutch Auction” tender offer (the “tender offer”) in conjunction with Monogram’s listing of its shares of common stock on the New York Stock Exchange (“NYSE”).  The shares of Monogram’s common stock are expected to be listed on the NYSE on November 21, 2014, under the ticker symbol “MORE.”

The details of the tender offer will be included in the offer to purchase, the letter of transmittal, and other related materials that Monogram will distribute to its shareholders and file with the SEC. Shareholders are urged to carefully read the offer to purchase, the letter of transmittal, and other related materials in their entirety when received, as they will contain important information, including the terms and conditions of the tender offer.

Please see “Important Information” later in this document.

For your convenience, the offer to purchase will include, among other important information, a summary term sheet. The summary term sheet will highlight certain material information in the offer to purchase but will not describe all of the details of the tender offer to the extent described elsewhere in the offer to purchase. You should carefully read the offer to purchase, the letter of transmittal, and other related materials in their entirety for a more complete description of the terms and conditions of the tender offer.

Tender Offer

What is a modified “Dutch Auction” tender offer?

A modified “Dutch Auction” tender offer is an auction structure in which tendering shareholders specify, from within a given range, a price at which they are willing to tender all or a portion of their shares. Once all tenders are received, the purchase price for all tendered shares accepted for payment is the lowest price per share from among the specified offer range at which the shares have been tendered that will enable Monogram to purchase the maximum number of shares, subject to the conditions of the tender offer.

Why is Monogram implementing a tender offer?

As with any newly listed company, Monogram is likely to experience volatility in its share price in the days and weeks immediately following the listing because it may take some time for an efficient market to develop for our shares as institutional investors begin to evaluate Monogram as an investment opportunity.  Monogram is implementing the tender offer in order to, among other reasons, provide shareholders an alternative to selling their shares on the open market, with a goal of mitigating some of this anticipated volatility.

The tender offer will provide Monogram shareholders with an opportunity to tender their shares to Monogram for cash, as an alternative to selling their shares in the open market - where sales are subject to market volatility - and without incurring most brokers’ fees or commissions.

When will the tender offer be available to shareholders?

The tender offer will commence concurrently with the expected listing of Monogram’s shares of common stock on the NYSE on November 21, 2014.

Do shareholders have to tender their shares, in whole or in part?

No. The tender offer will provide Monogram shareholders with an opportunity to tender their shares to Monogram for cash, as an alternative to selling their shares in the open market, where sales are subject to market volatility and additional fees. Shareholders may choose instead to sell some or all of their shares in the open market, to buy additional shares in the open market, or to continue holding some or all of their shares indefinitely.

Shareholders are encouraged to discuss the options that will be available for their shares with their financial representatives, custodians, broker/dealers, or other source of professional financial advice.

How can shareholders tender some or all of their shares?

The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal, and other related materials, which Monogram will distribute to shareholders and file with the SEC. The results of the tender offer will be publicly announced promptly after the expiration of the tender offer, and shareholders will be paid promptly thereafter.

What is the maximum number of shares Monogram will purchase in the tender offer?

Monogram will purchase up to a maximum of $100 million in value of its shares. Monogram expects to allow shareholders to tender all or a portion of their shares. In the event that the tender offer is oversubscribed, proration of tendered shares (following “odd lot” priority discussed below) will be calculated promptly after the expiration of the tender offer.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own, beneficially or of record, fewer than 100 shares in the aggregate, you properly tender all of these shares at or below Monogram’s purchase price, discussed in the question below, we will purchase all of your shares without subjecting them to proration.

At what price will Monogram purchase shares in the tender offer?

The tender offer will be structured as a modified “Dutch Auction,” with the minimum price of $8.50 per share and the maximum price of $9.25 per share, in $0.15 increments, such as:

$8.50

$8.65

$8.80

$8.95

$9.10

$9.25

Monogram’s purchase price under the tender offer will be the lowest price per share from within this range at which shares have been properly tendered and not withdrawn, which will enable Monogram to purchase the maximum number of shares having an aggregate purchase price not exceeding $100 million.

How was the price range of the tender offer determined?

Monogram determined the price range under the tender offer based on consultations among our management, our advisors and our board of directors (the “Board”). Based on such consultations, we arrived at the price range of $8.50 to $9.25 per share, which we believe is a range within which our shareholders might sell their shares to Monogram and within which we can prudently effect repurchases for the benefit of Monogram and on behalf of its shareholders. We believe that repurchases at any price within this range would result in Monogram repurchasing shares at a price that is below the current net asset value per share. The actual value and trading price of the shares following the listing on the NYSE may be lower or higher than the range at which we are offering to purchase shares.

Has the Board adopted a position on the tender offer?

Although our Board has authorized the tender offer, none of Monogram, any member of our Board, the dealer manager for the tender offer, the paying agent for the tender offer, the depositary for the tender offer, the information agent for the tender offer (each as defined in the tender offer documents that will be mailed to shareholders and filed with the SEC) or any of their respective affiliates has made, or is making, any recommendation to you as to whether to tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares, how many shares to tender and the price or prices at which you may choose to tender them. You are urged to discuss your decision with your tax advisor, financial advisor and/or broker, dealer, commercial bank, trust company or other nominee.

How long will the tender offer remain open?

The tender offer will be open for a minimum of 20 business days from the commencement of the tender offer unless the tender offer is extended.  We expect to commence the tender offer on November 21, 2014.  Assuming that November 21, 2014 is the commencement date, the tender offer will remain open through 11:59 p.m., Eastern Time on December 19, 2014.  No tenders will be accepted after the expiration of the tender offer.

How will shareholders be notified of the tender offer’s commencement?

The tender offer materials, including the offer to purchase, the letter of transmittal, and other related materials, will be distributed to all shareholders and other applicable nominees and will be filed with the SEC. Shareholders are urged to carefully read the offer to purchase, the letter of transmittal, and other related materials in their entirety when they receive them, as they will contain important information, including the terms and conditions of the tender offer.

The offer to purchase includes, among other important information, a summary term sheet, which highlights certain material information in the offer to purchase, including answers to questions shareholders may have about the terms and conditions of the tender offer. You should carefully read the offer to purchase, the letter of transmittal, and other related materials in their entirety for a more complete description of the terms and conditions of the tender offer.

Shareholders will be able to obtain free copies of these materials on the SEC’s website at http://www.sec.gov or by contacting the information agent for the tender offer, Georgeson, Inc., at (866) 432-2791.

In addition, shareholders will be able to obtain free copies of the Monogram’s filings with the SEC from Monogram’s website at www.monogramres.com.

How do I tender my shares?

If you want to tender all or a portion of your shares, you must do one of the following prior to the expiration date of the tender offer:

•             Holders whose Shares are Held by Brokers: if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee at the commencement of the offer, or transferred shares while the offer is open, contact such nominee and have it tender your shares for you;

•             Registered Holders: if you hold shares in book-entry form as a registered holder in your own name, complete and sign a letter of transmittal (or a manually signed photocopy of the letter of transmittal) according to its instructions, including any required signature guarantees, and deliver it (by regular mail or overnight courier) and any other documents required by the letter of transmittal to the Depositary at the address shown on the letter of transmittal; or

•             DTC Participants: if you are an institution participating in DTC, tender your shares according to the procedure for book-entry transfer through DTC’s ATOP system.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it likely has an earlier deadline for you to act to instruct it to accept the tender offer on your behalf. We urge you to contact such nominee to find out its deadline.  The complete instructions on how to tender your shares will be included in the offer to purchase, the letter of transmittal and other related materials, which Monogram will distribute to shareholders and file with the SEC.

We recommend that you consult your broker, dealer, commercial bank, trust company or other nominee and/or your financial advisor to determine the status of your account and the best way to tender your shares. If you have any questions related to how that status impacts how you may tender your shares, please contact the information agent for the tender offer, Georgeson Inc., at (866) 432-2791 or via email at Monogram@georgeson.com. If you have any questions related to the status of the shares in your book-entry account, or need to confirm the number of shares held in your book-entry account, please call the our transfer agent, DST Systems, Inc., at (844) 391-3033 or contact your financial advisor.

Will I receive the previously authorized quarterly distribution with respect to tendered shares?

On November 4, 2014, our Board, in anticipation of the listing of the shares on the NYSE, authorized a quarterly distribution in the amount of $0.075 per share on all outstanding shares of Monogram. The distribution is payable on January 5, 2015 to stockholders of record at the close of business on December 29, 2014. Shares purchased in the tender offer will no longer be eligible for receipt of future distributions, including the quarterly distribution described above that is payable on January 5, 2015.

Important Information

These FAQs are for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Monogram. Any tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that Monogram intends to distribute to its shareholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and other related materials, which Monogram will mail to shareholders and file with the SEC. Shareholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they receive them because they will contain important information, including the terms and conditions of the tender offer. Shareholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that Monogram files with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the tender offer, Georgeson Inc., at (866) 432-2791 or via email at Monogram@georgeson.com. In addition, shareholders may obtain free copies of Monogram’s filings with the SEC from its website at www.monogramres.com.

Forward Looking Statements

These FAQs contain forward-looking statements relating to the business and financial outlook of Monogram Residential Trust, Inc. that are based on our current expectations, estimates, forecasts and projections and are not guarantees of future performance. Statements regarding the following subjects may be impacted by a number of risks and uncertainties such as our business strategy; our ability to obtain future financing arrangements; our ability to make future distributions and our expected objectives with regard to our distribution policy; our understanding of our competition; market trends; and projected capital expenditures. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this document, including our ability to complete the listing of our shares on the NYSE in a timely manner or at all; our ability to complete the tender offer in a timely manner or at all; the price at which shares of our common stock may trade on the NYSE, which may be higher or lower than the purchase price in the tender offer; and other factors described in the Risk Factors section of Monogram Residential Trust, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 and in subsequent Quarterly Reports on Form 10-Q. Forward-looking statements in this document speak only as of the date on which such statements were made, and we undertake no obligation to update any such statements that may become untrue because of subsequent events.